

January 28, 2013

Via E-Mail
Mr. David E. Ullman
Chief Financial Officer
Jos. A. Banks Clothiers, Inc.
500 Hanover Pike
Hampstead, MD 21074

> **Re: Jos. A. Banks Clothiers, Inc.**
> **Form 10-K for the Fiscal Year Ended January 28, 2012**
> **Filed March 28, 2012**
> **Form 10-Q for the Quarterly Period Ended October 27, 2012**
> **Filed November 28, 2012**
> **File No. 000-23874**

Dear Mr. Ullman:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the Quarterly Period Ended October 27, 2012

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Gross Profit, page 16

1.   We note that your gross profit margin decreased by 560 basis points in the third quarter of fiscal year 2012 and 370 basis points in the first nine months of fiscal year 2012 in comparison with the same three and nine month periods in fiscal 2011 due to higher markdowns including increased promotional activity and lower initial mark-ups.   We also note your statement on risks, which also mentioned the increase in costs of raw material. Please expand your discussion to include the underlying key variables and

other qualitative and quantitative factors that are necessary to understand the trends in your gross profit margin. Please provide us with the text of your proposed disclosure based on your third quarter results and revise future filings accordingly.

2.   In future filings, when you list multiple factors that contributed to changes in an income statement line item, please quantify the effect of each factor, if practicable, that you discuss to provide your readers with better insight into the underlying reasons behind the changes in your results.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Brian McAllister, Staff Accountant at (202) 551-3341or Nasreen Mohammed, Assistant Chief Accountant, at (202) 551-3773 if you have questions regarding the comments. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining